SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549





                                 FORM 8-A

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR (g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934




                           KESTREL ENERGY, INC.
          (Exact Name of Registrant as Specified in its Charter)




        COLORADO                                       84-0772451
(State of Incorporation)                       (IRS Employer ID Number)



                        999 18TH Street, Suite 2490
                          Denver, Colorado  80202
                 (Address of Principal Executive Offices)



Securities to be registered pursuant to Section 12(b) of the Act:

                                   NONE

Securities Act registration file number to which this form relates: ---- (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

              WARRANTS TO PURCHASE COMMON STOCK, NO PAR VALUE
                             (Title of Class)







ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     On January 18, 2000, the Board of Directors of Kestrel Energy, Inc. (the "Company") declared a dividend distribution of 10 Warrants for every 100 shares of outstanding common stock, no par value per share (the "Common Stock"), of the Company held of record by the shareholders at the close of business on February 4, 2000 (the "Record Date"). Except as set forth below, each Warrant, when exercisable, entitles the registered holder to purchase from the Company one share of Common Stock at a price of $3.125 per share (the "Exercise Price"), subject to adjustment. The description and terms of the Warrants are set forth in a Warrant Agreement (the "Warrant Agreement") between the Company and American Securities Transfer & Trust, Inc., as Warrant Agent.

     As soon as practicable after the Record Date, separate certificates evidencing the Warrants (the "Warrant Certificates") will be mailed to holders of record of the Common Stock. Each shareholder will receive 10 Warrant Certificates for every 100 shares of Common Stock held on the Record Date. The Warrant Certificates will only be issued in increments of 10 Warrants based upon a rounding of individual shareholders' record holdings. No Warrants will be issued to shareholders holding less than 100 shares as of the Record Date.

     The Warrants are not exercisable until the Company has filed a registration statement on Form S-3 which has been declared effective by the Securities and Exchange Commission. The Form S-3 will register the subsequent resale of the Warrants and the sale of the shares of Common Stock underlying the Warrants. The Warrants will expire on February 4, 2001, unless earlier redeemed by the Company as described below.

     The Exercise Price payable, and the number of shares of Common Stock issuable, upon exercise of the Warrants are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock,
(ii) upon the grant to holders of the Common Stock of certain Warrants, options or warrants to subscribe for Common Stock at less than the current market price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends and dividends payable in Common Stock) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustments in the Exercise Price will be required until cumulative adjustments require an adjustment of at least 1% in such Exercise Price. The Company is not required to issue fractional shares but may elect to pay cash in lieu of the same based on the market price of the Common Stock on the last trading date prior to the date of exercise.

     At any time prior to the expiration of the Warrants and after the effectiveness of the Company's registration statement registering the Warrants and the Warrant Shares, the Company may redeem the Warrants in whole, but not in part, at a price of $0.01 per Warrant (the "Redemption Price") after giving thirty (30) days prior written notice of the Company's intent to effect such redemption, provided that the closing bid price per share of the Company's Common Stock has been in excess of $3.75 (subject to adjustment), for the period of at least five consecutive trading days ending on the trading day prior to the date upon which the notice of redemption is given. During the 30 day period immediately following the giving of such notice, the holders of the Warrants shall have the right to exercise the Warrants so held by them. On the date the redemption of the Warrants is effective as provided in the notice, the right to exercise the Warrants will terminate and the only right of the holders of Warrants will be to receive the Redemption Price.

     Until a Warrant is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Warrants are not expected by the Company to be taxable to shareholders or the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Warrants become exercisable for Common Stock (or other consideration) of the Company or in the event of the redemption of the Warrants as set forth above.
Any of the provisions of the Warrant Agreement may be amended by the Board of Directors of the Company in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Warrants, or to shorten or lengthen the time period under the Warrant Agreement.

     As of January 18, 2000, there were 7,286,000 shares of Common Stock of the Company issued and outstanding. As of January 18, 2000, options to purchase 1,105,867 shares of Common Stock were outstanding.

     The Warrant Agreement, dated as of January 18, 2000, between the Company and American Securities Transfer & Trust, Inc., as Warrant Agent, specifying the terms of the Warrants is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Warrants is qualified in its entirety by reference to such exhibit.

ITEM 2.  EXHIBITS.

     4.1 Warrant Agreement dated January 18, 2000 between the Registrant and American Securities Transfer & Trust, Inc.

     4.2  Form of Warrant Certificate

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: January 20, 2000             KESTREL ENERGY, INC.


                                   By:/s/ Timothy L. Hoops
                                      Timothy L. Hoops
                                      President